SciMar Bylaw No. 4 General Bylaws

Board Approval Date: January 3, 2022
Executed (Shareholder) Date: March 7, 2022

A bylaw relating generally to the conduct of the affairs of **SCIMAR LTD.**

Contents

Section I – Definitions and Interpretations

1.01 In this bylaw and all other SciMar bylaws, as may be added or amended from time to time, unless the context otherwise requires:

a) "Act" means The Corporations Act (Manitoba) and any statute that may be substituted therefor, as from time to time amended;
b) "Articles" means the original or restated Articles attached to the Certificate of Incorporation dated December 8, 2009, of the Corporation, as from time to time amended, supplemented or restated and as the term articles is more particularly defined in the Act;
c) "Board" means the board of directors of the Corporation;
d) "Bylaws" means this SciMar Bylaw #4 - General Bylaws and all other bylaws of the Corporation from time to time in force and effect, all of which together form the corporate bylaws of SciMar Ltd.;
e) "Chief Executive Officer" (CEO) means the executive officer responsible for all aspects of the Corporation, whose rights and responsibilities are more specifically defined in SciMar Bylaw #6-Chief Executive Bylaws;
f) "Corporation" means SciMar Ltd., incorporated by Certificate and Articles of Incorporation under the Act;
g) "Officer" means a person holding any executive position in SciMar's operations, including the CEO and any other executive-level position as may exist from time to time;
h) "Recorded Address" means, in the case of a shareholder, their or its address as recorded in the register of shareholders, and in the case of a director, officer, auditor or member of a committee of the Board, their address as recorded in the records of the Corporation; and
i) "Unanimous Shareholders' Agreement" (USA) means an agreement between the shareholders and the corporation, outlining the rights and responsibilities of all shareholders of the Corporation in relation to the governing body of the Corporation.

1.02 All statements in SciMar's Corporate Bylaws (this bylaw and all other bylaws), supercede any other statements of role, rights or obligations that may appear in other SciMar documentation, save and except as may appear in a Unanimous Shareholders' Agreement which may be in effect from time to time.

1.03 If there is a conflict between these Bylaws and any relevant law or regulation, the law or regulation will prevail.

1.04 In the Bylaws of the Corporation, words importing singular include plural and vice-versa; and the word "person" shall include non-individual entities including corporations and partnerships.

Section II – Business of the Corporation

2.01 The registered office of the Corporation shall be at a place within Manitoba that is determined by the Directors, unless changed in accordance with the Act.

2.02 The Corporation shall prepare and maintain at its registered office or at another place in Manitoba designated by the Directors, records containing:

a) The articles and the Bylaws, and a copy of any unanimous shareholder agreement, and any amendments to them.
b) The minutes of meetings and resolutions of Shareholders
c) A register of Directors setting out the name, address and other occupation of each person who is or has been a director of the corporation and the dates on which they became a director and, if applicable, ceased to be a director, and
d) A securities register that complies with the Act.

2.03 The fiscal year of the Corporation shall terminate on the 30th of September in each year or on such other date as the directors may from time to time by resolution determine.

2.04 The business of the Corporation shall be carried out in compliance with the Articles, the general corporate bylaws (Bylaw 4), and as particularly specified in Bylaws 5 and 6, subject to the Unanimous shareholders Agreement.

Section III - Directors

3.01 The Board of Directors shall be the highest-level governing body of the Corporation, accountable to the Shareholders, and shall have supervision, direction and approval authority over the CEO and Corporate operations pursuant to the Corporate Bylaws, subject to any Unanimous Shareholders' Agreement in effect from time to time. The rights and responsibilities of an individual Director and of the Board of Directors collectively are more specifically defined in SciMar Bylaw 5 - Board Bylaws.

Section IV - Officers

4.01 The officers of the Corporation shall be the CEO and such other officers as the Board may from time to time decide in consultation with the CEO. The Board shall appoint a CEO, such CEO remaining in place until voluntarily leaving office or being removed by resolution of the Board pursuant to SciMar Bylaw 5 – Board Bylaws.

4.02 The CEO shall be the chief executive officer of the Corporation and, subject to the authority of the board, shall have general supervision of the affairs and business of the Corporation, pursuant to SciMar Bylaw 6 – CEO Bylaws.

Section V - Indemnification and Liability Insurance

5.01 The indemnification by the Corporation described in this Section shall apply to former and present Directors and Officers of the Corporation, or to any person who may have served or is serving as a Director or Officer on an interim or special basis and their respective heirs and legal representatives.

5.02 The Corporation shall indemnify any such persons against any costs and expenses actually or necessarily incurred by them in connection with the defense or settlements of any action, suit, or proceeding brought or threatened in which they, or any of them, are or might be made parties, or a party by reason of their positions within the corporation, or by reason of their execution of the duties of their respective offices.

5.03 This indemnification shall not apply to these persons' negligent acts or omissions, or their willful misconduct or breach of trust.

5.04 The Corporation shall purchase and maintain insurance for the benefit of any person referred to in 5.01 against any liability described in this Section.

Section VI - Shares

6.01 All matters including but not limited to those dealing with the allotment, issuance, transfer, registration, and management of shares and share certificates shall be governed by the Board of Directors, subject to the provisions in the Act, and to any USA in effect from time to time.

Section VII – Amendment of Bylaws

7.01 The board of directors by unanimous vote of its members may alter or amend SciMar's Bylaws. Any such amendments will be in effect until the next duly held meeting of shareholders, at which time the amendments must be submitted to the shareholders for approval by ordinary resolution. If the by-law is not approved or is not submitted to the shareholders for approval at the next duly held meeting of shareholders, it ceases to be effective and a by-law with the same purpose can only become effective once more by being approved by the shareholders.

Adopted by resolution of SciMar's Board of Directors on this 3rd day of January, 2022.

Chair of the Board ____________